

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2020

Lydon Lea
Chief Executive Officer
Leo Holdings Corp.
21 Grosvenor Place
London SWIX 7HF

> **Re: Leo Holdings Corp.**
> **Registration Statement on Form S-4**
> **Filed May 11, 2020**
> **File No. 333-238180**

Dear Mr. Lea:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed 5/11/2020

Risk Factors, page 80

1. We note that your risk factor states that the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware have concurrent jurisdiction for claims arising under the federal securities laws, including Securities Act claims. However, your Form of Proposed Certificate of Incorporation on Annex C includes an exclusive federal forum (the federal district courts of the United States of America) for Securities Act claims. Please revise your disclosure and/or your Form of Proposed Certificate of Incorporation to reconcile this discrepancy. If you have an exclusive federal forum for Securities Act claims, please state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce

any duty or liability created by the Securities Act or the rules and regulations thereunder.

<u>Financial Statements, page F-1</u>

2.   We note your acquisition of UE Authority Co. on November 1, 2019. Please include the historical audited financial statements for UE Authority Co. in accordance with Item 3-05(b) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian O. Nagler, Esq.